UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 19

Artisan Partners Asset Management Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

04316A-108

(CUSIP Number)

Laura E. Simpson

875 E. Wisconsin Ave., Suite 800

Milwaukee, WI 53202

(414) 390-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 04316A-108	SCHEDULE 13D	Page 2 of 8

1.	NAMES OF REPORTING PERSONS Eric R. Colson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,787,143[1]
	9.	SOLE DISPOSITIVE POWER 686,896
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,787,143
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% [2]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[1]

Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Mr. Colson is a member, has the power to vote. Mr. Colson disclaims beneficial ownership of all shares except those for which he has sole dispositive power.

[2]

Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 3 of 8

1.	NAMES OF REPORTING PERSONS Charles J. Daley, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 400[3]
	8.	SHARED VOTING POWER 8,787,143 [4]
	9.	SOLE DISPOSITIVE POWER 134,733
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,787,543
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%[5]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[3]

Represents all shares of Class A common stock of Artisan Partners Asset Management Inc. beneficially owned by Mr. Daley that are not subject to the Stockholders Agreement discussed in this Schedule 13D.

[4]

Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee, of which Mr. Daley is a member, has the power to vote. Mr. Daley disclaims beneficial ownership of all shares except those for which he has sole dispositive power.

[5]

Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 4 of 8

1.	NAMES OF REPORTING PERSONS Gregory K. Ramirez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,400[6]
	8.	SHARED VOTING POWER 8,787,143 [7]
	9.	SOLE DISPOSITIVE POWER 156,714
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,788,543
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%[8]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[6]

Represents all shares of Class A common stock of Artisan Partners Asset Management Inc. beneficially owned by Mr. Ramirez that are not subject to the Stockholders Agreement discussed in this Schedule 13D.

[7]

Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee, of which Mr. Ramirez is a member, has the power to vote. Mr. Ramirez disclaims beneficial ownership of all shares except those for which he has sole dispositive power.

[8]

Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 5 of 8

About this Amendment No. 19

This Amendment No. 19 to Schedule 13D (“Amendment No. 19”) amends the statement on Schedule 13D relating to the Class A common stock of Artisan Partners Asset Management Inc. (the “Company”) filed by the Reporting Persons with the Securities and Exchange Commission on March 12, 2014, as amended from time to time (the “Schedule 13D”). Capitalized terms used in this Amendment No. 19 but not otherwise defined herein have the meanings given to them in the Schedule 13D.

This Amendment No. 19 is being made to update the number of shares subject to the Stockholders Agreement described in the Schedule 13D and the percentage of the combined voting power attributed to those shares. Except as otherwise set forth herein, this Amendment No. 19 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 2. Identity and Background

(a), (b), (c), (f) The identity and background of the persons filing this Schedule (each a “Reporting Person,” and collectively, the “Reporting Persons”) is as follows:

Name	Business Address	Principal Occupation	Citizenship
Eric R. Colson	c/o Artisan Partners Asset Management Inc. 875 E. Wisconsin Ave., Ste. 800, Milwaukee, Wisconsin 53202	Chief Executive Officer and a Director on the Board of Directors of the Company	United States of America

Charles J. Daley, Jr.	c/o Artisan Partners Asset Management Inc. 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202	Executive Vice President, Chief Financial Officer and Treasurer of the Company	United States of America

Gregory K. Ramirez	c/o Artisan Partners Asset Management Inc. 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202	Executive Vice President of the Company	United States of America

(d), (e) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This filing is being made on behalf of all the Reporting Persons.

Item 5. Interest in Securities of the Issuer

(a) – (b)

As of February 8, 2024, 6,566,828 shares of Class A common stock of the Company and all 2,220,315 shares of Class B common stock of the Company are subject to the Stockholders Agreement. Those shares, in the aggregate, represent approximately 11.0% of the combined voting power of the Company’s outstanding common stock. Each of the Reporting Persons is a member of the three-person Stockholders Committee that has the power to vote the shares subject to the Stockholders Agreement. As a result, each of the Reporting Persons may be deemed to have acquired beneficial ownership of all shares subject to the Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of all shares subject to the Stockholders Agreement, except for those shares with respect to which each Reporting Person, respectively, possesses sole dispositive power as noted below. The Stockholders Agreement is described in greater detail in, and filed as an exhibit to, the Schedule 13D.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 6 of 8

Name	Aggregate Number of Shares of Class A Common Stock Beneficially Owned	Percentage of Outstanding Class A Common Stock	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Eric R. Colson	8,787,143	12.3%	0	8,787,143	686,896	0
Charles J. Daley, Jr.	8,787,543	12.3%	400	8,787,143	134,733	0
Gregory K. Ramirez	8,788,543	12.3%	1,400	8,787,143	156,714	0

The percentages in the column titled Percentage of Outstanding Class A Common Stock are calculated in accordance with Rule 13d-3(d)(1)(i) and thereby represent each Reporting Person’s aggregate number of shares of Class A common stock beneficially owned, divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock deemed to be beneficially owned by the Reporting Person. Each share of Class B common stock corresponds to a Class B common unit of Holdings, which, together with the corresponding Class B common unit, is exchangeable for one share of Class A common stock, subject to certain restrictions and conditions.

(c)

Pursuant to the Exchange Agreement, a number of employee-partners exchanged Class B common units of Holdings (along with a corresponding number of shares of Class B common stock, which were canceled) for an equal number of shares of Class A common stock on the date and in the amount set forth below. Subsequent to the exchange, some of the exchanging employee-partners sold some or all of the shares of Class A common stock received upon such exchange. Once sold, the shares were no longer subject to the Stockholders Agreement and were no longer deemed to be beneficially owned by the Reporting Persons. Neither Mr. Colson nor Mr. Daley exchanged Class B common units in connection with the exchange. Mr. Ramirez exchanged 2,500 Class B common units on February 7, 2024 and sold the Class A shares received upon the exchange of those units on February 8, 2024 for $42.29 per share. The exchange and subsequent sale will be reported on a Form 4 dated February 9, 2024.

Exchange Date	Total Class B Common Units Exchanged
February 7, 2024	215,424

(d) Except for the shares listed in the column titled Sole Power to Dispose, persons other than the Reporting Persons have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares listed in the column titled Aggregate Number of Shares of Class A Common Stock Beneficially Owned. The information set forth under Items 3 and 6 of the Schedule 13D as amended to date is hereby incorporated by reference.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 7 of 8

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 20, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on March 10, 2015)

99.2	Stockholders Agreement, dated as of March 12, 2013 (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed on February 25, 2016)

99.3	Exchange Agreement, dated as of March 6, 2013 (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed on February 25, 2016)

99.4	Amended and Restated Resale and Registration Rights Agreement, dated as of November 6, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed on February 25, 2016)

99.5	Power of Attorney of Eric R. Colson, dated January 25, 2023

99.6	Power of Attorney of Charles J. Daley, Jr., dated January 25, 2023

99.7	Power of Attorney of Gregory K. Ramirez, dated January 25, 2023

CUSIP No. 04316A-108	SCHEDULE 13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

ERIC R. COLSON

By:	Eric R. Colson*

CHARLES J. DALEY JR.

By:	Charles J. Daley Jr. *

GREGORY K. RAMIREZ

By:	Gregory K. Ramirez*

*By:	/s/ Lisa A. Moran
Lisa A. Moran
Attorney-in-Fact for Eric R. Colson
Attorney-in-Fact for Charles J. Daley, Jr.
Attorney-in-Fact for Gregory K. Ramirez